FIRST MAJESTIC SILVER CORP.
Suite 1800 - 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	March 18, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Renews Share Repurchase Program

First Majestic Silver Corp. (“First Majestic” or the “Company”) announces that its board of directors has approved the extension of its share repurchase program (the “Share Repurchase”) pursuant to a normal course issuer bid in the open market through the facilities of the Toronto Stock Exchange (“TSX”) or alternative Canadian market places over the next 12 months. Pursuant to the Share Repurchase, the Company proposes to repurchase up to 10,000,000 common shares of the Company which represents 4.77% of the 209,822,976 issued and outstanding shares of the Company as of March 13, 2020.

In order to implement the Share Repurchase, First Majestic has received TSX approval of its notice of intention to make a normal course issuer bid. The notice provides that First Majestic may, during the 12 month period commencing on March 21, 2020 and ending on or before March 20, 2021, purchase up to 10,000,000 common shares through the facilities of the TSX and alternative Canadian marketplaces.

In accordance with TSX rules, daily purchases made by the Company on the TSX will not exceed 198,009 common shares, or 25% of First Majestic’s average daily trading volume of 792,037 common shares on the TSX for the six calendar months preceding the date of the acceptance of the original notice, subject to certain prescribed exemptions.

Under its prior normal course issuer bid, the Company repurchased a total of 275,000 shares for cancellation at a volume weighted average price of CDN$8.56 as of March 17, 2020. Under this prior normal course issuer bid, which commenced on March 21, 2019 and expires on March 20, 2020, the Company received approval to purchase up to 5,000,000 common shares.

First Majestic will make no purchases of common shares other than open-market purchases. The price that the Company will pay for any common shares will be the prevailing market price of such shares at the time of acquisition. All common shares purchased pursuant to the Share Repurchase will be cancelled.

The Company believes that, from time to time, the market price of its common shares may not fully reflect the underlying value of the Company’s business and its future business prospects. The Company believes that at such times the purchase of common shares would be in the best interests of the Company. Such purchases are expected to benefit all remaining shareholders by increasing their equity interest in the Company.

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.8 to 13.2 million silver ounces or 21.5 to 24.0 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD‐LOOKING INFORMATION

This news release includes certain “Forward‐Looking Statements” of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward‐looking statements or information. These forward‐looking statements or information relate to, among other things the adoption and purchase of shares under the Company’s normal course issuer bid.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the market price of the Company’s shares; fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); and the Company’s cash flow and availability of alternate sources of capital; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic’s Business”.

Investors are cautioned against attributing undue certainty to forward‐looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward‐looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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